GAIA Therapeat C.O.S. LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2018

(Unaudited)

GAIA THERAPEAT C.O.S. LLC
Balance Sheet Prev Year Comparison
As of December 31, 2019

	Dec 31, 19	Dec 31, 18	$ Change
ASSETS			
Current Assets			
Checking/Savings			
Citi Bank # 3426	1,133.70	15,337.38	-14,203.68
Total Checking/Savings	1,133.70	15,337.38	-14,203.68
Accounts Receivable			
Account Receivable	0.00	12,498.73	-12,498.73
Total Accounts Receivable	0.00	12,498.73	-12,498.73
Other Current Assets			
Food Inventory	10,853.74	13,853.74	-3,000.00
Total Other Current Assets	10,853.74	13,853.74	-3,000.00
Total Current Assets	11,987.44	41,689.85	-29,702.41
Fixed Assets			
W Cooler	18,000.00	18,000.00	0.00
Vehicle Ford Van T250	24,561.50	24,561.50	0.00
Septic Tank	7,400.00	7,400.00	0.00
Reverse Osmosis Filter	14,987.68	14,987.68	0.00
Nespresso Machine	2,494.38	2,494.38	0.00
Lighting Fixtures	4,000.00	4,000.00	0.00
Kitchen Equipment	96,897.23	96,897.23	0.00
Sign	8,901.94	8,901.94	0.00
Display Fridge	2,162.40	2,162.40	0.00
Furniture and Equipment	11,400.66	11,400.66	0.00
Leasehold Improvement	506,186.23	506,186.23	0.00
Accumulated Depreciation	-203,785.00	-195,681.00	-8,104.00
Total Fixed Assets	493,207.02	501,311.02	-8,104.00
Other Assets			
Investment in GF1 LLC			
P&L Allocation	-273,558.64	-273,558.64	0.00
Investment in GF1 LLC - Other	383,507.50	398,265.46	-14,757.96
Total Investment in GF1 LLC	109,948.86	124,706.82	-14,757.96
Total Other Assets	109,948.86	124,706.82	-14,757.96
TOTAL ASSETS	**615,143.32**	**667,707.69**	**-52,564.37**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Accrued Expenses	0.00	2,655.00	-2,655.00
Accrued Payroll Expenses	0.00	4,533.70	-4,533.70
Payroll Liabilities	0.00	3,511.86	-3,511.86
Total Other Current Liabilities	0.00	10,700.56	-10,700.56
Total Current Liabilities	0.00	10,700.56	-10,700.56
Long Term Liabilities			
Advance from A. Calamari	14,357.31	14,357.31	0.00
Total Long Term Liabilities	14,357.31	14,357.31	0.00
Total Liabilities	14,357.31	25,057.87	-10,700.56

GAIA THERAPEAT C.O.S. LLC
Balance Sheet Prev Year Comparison
As of December 31, 2019

	Dec 31, 19	Dec 31, 18	$ Change
Equity			
Therapeat Holding Co LLC - 90%			
Opening Balance	545,090.70	545,090.70	0.00
Contribution	23,468.00	0.00	23,468.00
Distribution	-24,531.02	0.00	-24,531.02
Total Therapeat Holding Co LLC - 90%	544,027.68	545,090.70	-1,063.02
Christian Armao Capital - 10%			
Opening Balance	97,559.12	97,559.12	0.00
Contribution	2,607.56	0.00	2,607.56
Distribution	-2,725.67	0.00	-2,725.67
Total Christian Armao Capital - 10%	97,441.01	97,559.12	-118.11
Retained Earnings	0.00	542,931.95	-542,931.95
Net Income	-40,682.68	-542,931.95	502,249.27
Total Equity	600,786.01	642,649.82	-41,863.81
TOTAL LIABILITIES & EQUITY	**615,143.32**	**667,707.69**	**-52,564.37**

GAIA THERAPEAT C.O.S. LLC
Profit & Loss Prev Year Comparison
January through December 2019 & 2018

	Jan - Dec 19	Jan - Dec 18	$ Change
Ordinary Income/Expense			
Income			
Live Bar	0.00	58.20	-58.20
Display Fridge.			
Sweet Treat	0.00	3,415.05	-3,415.05
Soup	0.00	1,093.00	-1,093.00
Salad	0.00	2,965.98	-2,965.98
Aqua Gaia	0.00	513.30	-513.30
Display Fridge. - Other	0.00	35,219.37	-35,219.37
Total Display Fridge.	0.00	43,206.70	-43,206.70
Consumption Disposable	0.00	610.89	-610.89
Boutique			
Boutique Beverage	0.00	3,921.47	-3,921.47
Boutique Food	0.00	586.00	-586.00
Boutique Merchandise	0.00	3,120.04	-3,120.04
Boutique - Other	0.00	5,978.21	-5,978.21
Total Boutique	0.00	13,605.72	-13,605.72
Sales	174,579.58	0.00	174,579.58
Total Income	174,579.58	57,481.51	117,098.07
Cost of Goods Sold			
Kitchen Supplies Expense	0.00	16,462.50	-16,462.50
Kitchen Purchases	0.00	57,968.33	-57,968.33
Freight Expense	0.00	2,488.73	-2,488.73
Consumption Branch Expense			
Consuption Invest. Expense	0.00	114.82	-114.82
Consumption Disposable Expense	0.00	15,530.87	-15,530.87
Total Consumption Branch Expense	0.00	15,645.69	-15,645.69
Boutique Expense			
Boutique Merchandise Expense	8,633.52	15,677.91	-7,044.39
Boutique Food Expense	66,131.22	9,011.35	57,119.87
Boutique Beverage Expense	0.00	12,714.65	-12,714.65
Boutique Expense - Other	0.00	967.38	-967.38
Total Boutique Expense	74,764.74	38,371.29	36,393.45
Food Purchases	35,457.96	0.00	35,457.96
Restaurant Supplies	0.00	19.41	-19.41
Total COGS	110,222.70	130,955.95	-20,733.25
Gross Profit	64,356.88	-73,474.44	137,831.32
Expense			
Subcontractor	0.00	3,912.00	-3,912.00
Storage Expense	0.00	2,298.00	-2,298.00
Security Alarm	0.00	571.30	-571.30
Recruitment expenses	0.00	413.00	-413.00
Menu Creation Expenses	0.00	2,197.55	-2,197.55
Business Licenses and Permits	0.00	8,291.02	-8,291.02
Architect Fees	0.00	500.00	-500.00
Building Material Renovation	0.00	15,792.29	-15,792.29
Auto Expenses			
Sunpass	0.00	53.84	-53.84
Registration	0.00	165.44	-165.44
Parking	0.00	5.00	-5.00
Insurance auto	0.00	1,046.73	-1,046.73
Gas	1,448.62	1,405.83	42.79
Auto Expenses - Other	36.35	189.87	-153.52
Total Auto Expenses	1,484.97	2,866.71	-1,381.74

GAIA THERAPEAT C.O.S. LLC
Profit & Loss Prev Year Comparison
January through December 2019 & 2018

	Jan - Dec 19	Jan - Dec 18	$ Change
Advertising and Promotion	528.15	6,036.77	-5,508.62
Bank Service Charges	145.95	133.00	12.95
Computer and Internet Expenses	244.63	1,646.25	-1,401.62
Depreciation Expense	12,979.00	195,681.00	-182,702.00
Dues and Subscriptions	277.56	212.14	65.42
Insurance Expense	3,168.46	1,872.56	1,295.90
Licenses and Permits	4,608.61	0.00	4,608.61
Office Supplies	6,227.90	5,411.75	816.15
Packaging Expenses	0.00	15,182.65	-15,182.65
Payroll Expenses			
FUTA	153.49	0.00	153.49
SUTA	690.72	0.00	690.72
Workers comp	2,599.00	2,367.00	232.00
Payroll Processing Fees	508.02	739.04	-231.02
Payroll Taxes	3,474.18	3,122.72	351.46
Salary and Wages	45,414.16	40,819.80	4,594.36
Total Payroll Expenses	52,839.57	47,048.56	5,791.01
Postage and Delivery	11.15	26.70	-15.55
Professional Fees			
Accounting Fees	0.00	3,065.08	-3,065.08
Professional Fees - Other	0.00	31.45	-31.45
Total Professional Fees	0.00	3,096.53	-3,096.53
Rent Expense	448.14	0.00	448.14
Repairs and Maintenance	2,196.08	18,012.89	-15,816.81
Security and Alarm	709.00	0.00	709.00
Small Tools & Equipments	0.00	3,009.39	-3,009.39
Travel Expense	216.78	0.00	216.78
Uniforms	0.00	4,817.33	-4,817.33
Utilities	18,953.61	6,725.54	12,228.07
Total Expense	105,039.56	345,754.93	-240,715.37
Net Ordinary Income	-40,682.68	-419,229.37	378,546.69
Other Income/Expense			
Other Expense			
Loss in GF1 LLC	0.00	123,919.36	-123,919.36
Fraudulent expenses	0.00	-216.78	216.78
Total Other Expense	0.00	123,702.58	-123,702.58
Net Other Income	0.00	-123,702.58	123,702.58
Net Income	**-40,682.68**	**-542,931.95**	**502,249.27**

GAIA THERAPEAT C.O.S. LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-542,931.95
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Account Receivable	-12,498.73
Food Inventory	-13,853.74
Accrued Expenses	2,655.00
Accrued Payroll Expenses	4,533.70
Payroll Liabilities	3,511.86
Net cash provided by Operating Activities	-558,583.86
INVESTING ACTIVITIES	
W Cooler	-18,000.00
Vehicle Ford Van T250	-24,561.50
Septic Tank	-7,400.00
Reverse Osmosis Filter	-14,987.68
Nespresso Machine	-2,494.38
Lighting Fixtures	-4,000.00
Kitchen Equipment	-96,897.23
Sign	-8,901.94
Display Fridge	-2,162.40
Furniture and Equipment	-11,400.66
Leasehold Improvement	-506,186.23
Accumulated Depreciation	195,681.00
Investment in GF1 LLC	-398,265.46
Investment in GF1 LLC:P&L Allocation	273,558.64
Net cash provided by Investing Activities	-626,017.84
FINANCING ACTIVITIES	
Advance from A. Calamari	14,357.31
Therapeat Holding Co LLC - 90%:Opening Balance	545,090.70
Christian Armao Capital - 10%:Opening Balance	97,559.12
Retained Earnings	542,931.95
Net cash provided by Financing Activities	1,199,939.08
Net cash increase for period	15,337.38
Cash at end of period	**15,337.38**

GAIA THERAPEAT C.O.S. LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-40,682.68
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Account Receivable	12,498.73
Food Inventory	3,000.00
Accrued Expenses	-2,655.00
Accrued Payroll Expenses	-4,533.70
Payroll Liabilities	-3,511.86
Net cash provided by Operating Activities	-35,884.51
INVESTING ACTIVITIES	
Accumulated Depreciation	8,104.00
Investment in GF1 LLC	14,757.96
Net cash provided by Investing Activities	22,861.96
FINANCING ACTIVITIES	
Therapeat Holding Co LLC - 90%:Contribution	23,468.00
Therapeat Holding Co LLC - 90%:Distribution	-24,531.02
Christian Armao Capital - 10%:Contribution	2,607.56
Christian Armao Capital - 10%:Distribution	-2,725.67
Net cash provided by Financing Activities	-1,181.13
Net cash increase for period	-14,203.68
Cash at beginning of period	15,337.38
Cash at end of period	**1,133.70**

GAIA THERAPEAT C.O.S. LLC

Statement of Member's Equity

January through December 2019

	Beginning Capital Account	Retained Earnings	Ending Capital Account
Beginning Balance	$ 642,649.00	$ (115,322.00)	$ 527,327.00
Add: Contributions		$ 26,076.00	$ 26,076.00
Less: Distributions		$ (27,255.00)	$ (27,255.00)
Ending Balance	$ 642,649.00	$ (116,501.00)	$ 526,148.00

Gaia Therapeat C.O.S. LLC

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

1. Organization and Purpose

Gaia Therapeat C.O.S. LLC (the "Company"), is a partnership for tax purposes organized under the laws of the state of Florida. The company operates a healthy fast food restaurant and derives its revenue from selling food and beverage.

2. Summary of significant accounting policies

A summary of the Company's significant accounting polices applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted (GAAP) in the United States. Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The company operates on a 52-week calendar year.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the years ended December 31, 2019 and December 31, 2018, the Company's cash position includes its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.